424B3 PROSPECTUS SUPPLEMENT DATED OCTOBER 27, 2010 TO PROSPECTUS DATED April 29, 2010
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158421
GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
SUPPLEMENT DATED OCTOBER 27, 2010 TO
PROSPECTUS DATED APRIL 29, 2010
This Supplement updates certain performance, fee and commodity broker and fund account related information contained in the Prospectus dated April 29, 2010 (the “Prospectus”) of GreenHaven Continuous Commodity Index Fund (the “Fund”) and GreenHaven Continuous Commodity Index Master Fund (the “Master Fund”). All capitalized terms used in this Supplement have the same meaning as in the Prospectus.
Prospective investors in the Fund should review carefully the contents of both this Supplement and the Prospectus. This Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is an inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.
* * * * * * * * * * * * * * * * * * *
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
GreenHaven Commodity Services LLC
Managing Owner
I.	The first paragraph of page ii of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.
II.	All references to “Page 10” in the second paragraph of page ii of the Prospectus are hereby replaced with the words “Page 11”.
III.	The last sentence in the first paragraph of page v of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
This Prospectus is intended to be used beginning October 27, 2010.

IV.	The following additional sentence is hereby added to the end of the third paragraph of page viii of the Prospectus:
The Managing Owner applies trading limits on a per-order and a per-day basis per its discretion to mitigate the risk of trading errors as well as comply with all Commodity Futures Trading Commission, federal, and state regulations regarding position limits.
V.
The reference to the date September 30, 2010 in the paragraph immediately following the heading “Your investment could suffer in the event that Thomson Reuters America LLC decides to terminate the License Agreement between itself and the Managing Owner.” on page 3 of the Prospectus is hereby replaced with the date October 1, 2011.

VI.
The paragraph immediately following the heading “An Absence of “Backwardation” in the Prices of Certain Commodities, or the Presence of “Contango” in the Prices of Certain Commodities, May Decrease the Price of Your Shares.” on page 9 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:

As the futures contracts that underlie the Index near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in November 2011 may specify a January 2012 expiration. As that contract nears expiration, it may be replaced by selling the January 2012 contract and purchasing the contract expiring in March 2012. This process is referred to as “rolling.” Historically, the prices of Crude Oil and Heating Oil have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the January 2012 contract would take place at a price that is higher than the price at which the March 2012 contract is purchased, thereby creating a gain in connection with rolling. While Crude Oil and Heating Oil have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in Crude Oil and Heating Oil could adversely affect the value of the Index and, accordingly, decrease the value of your Shares.
VII.	All references to the date December 31, 2008 in the last paragraph of page 9 of the Prospectus are hereby replaced with the date December 31, 2009.
VIII.	The Section of the Prospectus entitled “BREAK-EVEN ANALYSIS” beginning on page 11 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
BREAK-EVEN ANALYSIS
The “Breakeven Table” below shows the estimated amount of all fees and expenses which are anticipated to be incurred by a new investor in the Shares during the first twelve months of ownership. The total estimated cost and expense load of the Shares is expressed as a percentage of $28.21 (being the closing trading price of the Shares on September 29, 2010). Although the Managing Owner has used actual numbers and good faith estimates in preparing this table, the actual expenses associated with an investment in the Shares may differ.
Breakeven Table

	Shares of the Fund(1)		Basket(2)
Expense	$	%	$	%
Underwriting Discount(3)	$0.00	0%	$0.00	0%
Management Fee(4)	$0.240	0.85%	$11,989	0.85%
Organization and Offering Expense Reimbursement(5)	$0.00	0.00%	$0.00	0.00%
Brokerage Commissions and Fees(6)	$0.067	0.24%	$3,385	0.24%
Routine Operational, Administrative and Other Ordinary Expenses(7)(8)	$0.00	0.00%	$0.00	0.00%
Interest Income(9)	$(0.039)	-0.14%	$(1,975)	-0.14%
12-Month Breakeven (continuous Offering)	$0.268	0.95%	$13,400	0.95%

1.
The breakeven analysis set forth in this column assumes that the Shares have a constant month-end net asset value and is based on $28.21 as the net asset value per share. See “Fees and Charges” on page 35 for an explanation of the expenses included in the “Breakeven Table.”

2.
The breakeven analysis set forth in this column assumes that Baskets have a constant month-end net asset value and is based on $1,410,500 as the net asset value per Basket. See “Fees and Charges” on page 35 for an explanation of the expenses included in the “Breakeven Table.”

3.
No upfront selling commissions are charged to Shares sold during the continuous offering period, but it is expected that investors will be charged a customary commission by their brokers in connection with purchases of Shares that will vary from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

4.
From the Management Fee, the managing owner will be responsible for paying the fees and expenses of any third party responsible for marketing and or distribution of the Fund, including, but not limited to, the Distributor.

5.
All organizational and offering costs incurred in connection with organizing the Index Fund and the Master Fund and the offering of the Shares will be borne by GreenHaven LLC, a limited liability company organized in the State of Georgia which is the sole member of the Managing Owner.

6.
The costs to the fund for brokerage commissions and trading fees will vary by the broker or brokers involved to execute specific contracts for the funds interest. The managing owner expects to pay rates that are commensurate with the going market rate for commissions and brokerage. The costs to the fund will also be subject to the trading frequency of the fund.

7.
Routine operational, administrative and other ordinary expenses are paid by the Managing Owner and include, but are not limited to, annual audit, accounting, and fund administration and other fund expenses that are fixed in amount and not charged as a percentage of net asset value.

8.
In connection with orders to create and redeem Baskets, Authorized Participants will pay a transaction fee in the amount of $500 per order. Because these transactions fees are de minims in amount, are charged on a transaction-by transaction basis (and not on a Basket-by-Basket basis), and are borne by the Authorized Participants, they have not been included in the Breakeven Table.

9.	Interest income currently is estimated to be earned at a rate of 0.14%, based upon the September 29, 2010 yield on 90 day Treasury Bills.

10.
It is expected that interest income, as stated in footnote 9 above, will not exceed the fees and costs incurred by the fund over a 12 month period. Therefore, the fund needs to generate gains of at least 0.95% to break even in a 12 month period.

11.
Investors may pay customary brokerage commissions in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, such brokerage commissions have not been included in the breakeven table. Investors are encouraged to review the terms of their brokerage accounts for details on applicable charges.

The “Breakeven Table,” as presented, is an approximation only. The capitalization of the Fund does not directly affect the level of its charges as a percentage of its net asset value, other than (i) administrative expenses (which are assumed for purposes of the “Breakeven Table” to equal the maximum estimated percentage of the average beginning of month net asset value) and (ii) brokerage commissions.
IX.	The performance table beginning on page 12 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
PERFORMANCE
From inception to June 30, 2010
PAST PERFORMANCE RESULTS ARE NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Name of Pool: GreenHaven Continuous Commodity Index Master Fund
Type of Pool: Publicly offered Commodity Pool Listed on NYSE-ARCA
Inception of Fund: January 23, 2008

First Day of Public Trading: January 24, 2008
Aggregate Subscriptions: $362,188,477 through June 30, 2010.
Current Net Asset Value: $242,989,159 at June 30, 2010.
Largest monthly draw-down: 18.24% October 2008
Worst peak to valley draw-down: 43.33% June 2008-February 2009

Date	Month	NAV	Rate of Return
1/23/2008	Inception	$30.00	—
1/31/2008	January	$31.65	5.50%
2/29/2008	February	$35.41	11.88%
3/31/2008	March	$32.46	-8.33%
4/30/2008	April	$33.49	3.17%
5/31/2008	May	$33.77	0.84%
6/30/2008	June	$36.83	9.06%
7/31/2008	July	$33.71	-8.47%
8/31/2008	August	$31.65	-6.11%
9/30/2008	September	$27.74	-12.35%
10/31/2008	October	$22.68	-18.24%
11/28/2008	November	$22.03	-2.87%
12/31/2008	December	$21.92	-0.50%
2008	Total Performance		-26.93%

Date	Month	NAV	Rate of Return
1/30/2009	January	$21.80	-0.55%
2/27/2009	February	$20.87	-4.27%
3/31/2009	March	$21.73	4.12%
4/30/2009	April	$21.69	-0.18%
5/29/2009	May	$24.21	11.62%
6/30/2009	June	$22.73	-6.11%
7/31/2009	July	$23.44	3.12%
8/30/2009	August	$23.19	-1.07%
9/30/2009	September	$23.89	3.02%
10/30/2009	October	$24.94	4.40%
11/30/2009	November	$26.09	4.61%
12/31/2009	December	$26.22	0.50%
2009	Total Performance		19.62%
1/31/2010	January	$25.09	-4.31%
2/28/2010	February	$25.67	2.31%
3/31/2010	March	$25.07	-2.34%
4/30/2010	April	$25.76	2.75%
5/31/2010	May	$24.50	-4.89%
6/30/2010	June	$24.92	1.71%
	YTD Performance a/o 6/30/2010		-4.958%
The Fund started trading and commenced the Continuous Offering Period on January 24, 2008. The Fund’s results are verified by the Fund’s Administrator. The Managing Owner will provide audited reports to shareholders annually. Quarterly results for the period ending in March, June, September, and December can be accessed online at http://www.sec.gov and the Fund’s website, http://www.greenhavenfunds.com. The Fund’s quarterly results are filed in the form 10Q with the Securities and Exchange Commission.

X.	The index historical return table on page 17 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
CCI Total Return Historical Prices (Monthly)
Tabular Performance

29-Jan-82	101.34	31-Jan-91	151.18	31-Jan-00	182.49	31-Dec-09	323.9
26-Feb-82	97.88	28-Feb-91	153.9	29-Feb-00	181.6	29-Jan-10	309.71
31-Mar-82	95.25	28-Mar-91	154.35	31-Mar-00	186.68	26-Feb-10	316.72
30-Apr-82	96.8	30-Apr-91	153.43	28-Apr-00	184.96	31-Mar-10	309.01
28-May-82	93.93	31-May-91	152.96	31-May-00	195.03	30-Apr-10	317.08
30-Jun-82	92.81	28-Jun-91	149.72	30-Jun-00	195.06	31-May-10	301.2
30-Jul-82	93.17	31-Jul-91	154.8	31-Jul-00	192.53	30-Jun-10	305.95
31-Aug-82	95.18	30-Aug-91	152.99	31-Aug-00	198.89
30-Sep-82	93.88	30-Sep-91	156.77	29-Sep-00	200.19
29-Oct-82	96.53	31-Oct-91	160.4	31-Oct-00	196.31
30-Nov-82	98.58	29-Nov-91	158.33	30-Nov-00	203.55
31-Dec-82	98.44	31-Dec-91	152.25	29-Dec-00	203.47
31-Jan-83	103.24	31-Jan-92	152.62	31-Jan-01	200.87
28-Feb-83	98.56	28-Feb-92	150.99	28-Feb-01	199.37
31-Mar-83	102.16	31-Mar-92	151.55	30-Mar-01	189.3
29-Apr-83	104.58	30-Apr-92	149.17	30-Apr-01	192.8
31-May-83	108.48	29-May-92	152.77	31-May-01	188.39
30-Jun-83	107.15	30-Jun-92	153.52	29-Jun-01	183.78
29-Jul-83	111.8	31-Jul-92	151.05	31-Jul-01	182.33
31-Aug-83	113.31	31-Aug-92	147.35	31-Aug-01	178.58
30-Sep-83	110.2	30-Sep-92	147.89	28-Sep-01	170.11
31-Oct-83	106.39	30-Oct-92	145.91	31-Oct-01	165.99
30-Nov-83	109.27	30-Nov-92	148.41	30-Nov-01	170.96
30-Dec-83	111.16	31-Dec-92	147.44	28-Dec-01	168.51
31-Jan-84	110	29-Jan-93	144.22	31-Jan-02	164.83
29-Feb-84	111.46	26-Feb-93	145.81	28-Feb-02	167.85
30-Mar-84	116.15	31-Mar-93	151.9	29-Mar-02	178.98
30-Apr-84	114.17	30-Apr-93	153.95	30-Apr-02	174.76
31-May-84	116.2	28-May-93	153.73	31-May-02	177.87
29-Jun-84	112.18	30-Jun-93	152.79	28-Jun-02	179.55
31-Jul-84	103	30-Jul-93	158.83	31-Jul-02	182.26
31-Aug-84	107.59	31-Aug-93	156.42	30-Aug-02	188.45
28-Sep-84	105.27	30-Sep-93	154.52	30-Sep-02	192.98
31-Oct-84	106.2	29-Oct-93	153.92	31-Oct-02	194.72
30-Nov-84	104.62	30-Nov-93	152.67	29-Nov-02	195.84
31-Dec-84	101.03	31-Dec-93	156.48	31-Dec-02	199.55
31-Jan-85	103.27	31-Jan-94	159.78	31-Jan-03	212.14
28-Feb-85	99.17	28-Feb-94	160.8	28-Feb-03	210.43
29-Mar-85	103.9	31-Mar-94	162.09	31-Mar-03	200.92
30-Apr-85	101.06	29-Apr-94	161.89	30-Apr-03	201.16
31-May-85	98.95	31-May-94	170	30-May-03	204.61
28-Jun-85	96.93	30-Jun-94	169.55	30-Jun-03	202.54
31-Jul-85	97.8	29-Jul-94	172.93	31-Jul-03	203.4
30-Aug-85	98.97	31-Aug-94	169.51	29-Aug-03	210.55
30-Sep-85	100.66	30-Sep-94	169.57	30-Sep-03	210.87
31-Oct-85	103.64	31-Oct-94	170.16	31-Oct-03	214.61
29-Nov-85	104.85	30-Nov-94	166.41	26-Nov-03	215.63
31-Dec-85	106.03	30-Dec-94	172.5	31-Dec-03	222.14
31-Jan-86	102.07	31-Jan-95	167.63	30-Jan-04	229.67
28-Feb-86	98.26	28-Feb-95	170.77	27-Feb-04	241.16
31-Mar-86	97.97	31-Mar-95	173.78	31-Mar-04	249.1
30-Apr-86	100.6	28-Apr-95	176.61	30-Apr-04	239.12
30-May-86	97.33	31-May-95	176.38	28-May-04	243.59
30-Jun-86	96.02	30-Jun-95	174.4	30-Jun-04	234.32
31-Jul-86	96.09	31-Jul-95	176.39	30-Jul-04	235.75
29-Aug-86	102.7	31-Aug-95	180.43	31-Aug-04	243.06
30-Sep-86	103.82	29-Sep-95	181.67	30-Sep-04	249.04
31-Oct-86	104.31	31-Oct-95	183.18	29-Oct-04	248.86
28-Nov-86	103.81	30-Nov-95	184.92	30-Nov-04	253.96
31-Dec-86	104.8	29-Dec-95	187.77	31-Dec-04	249.8
30-Jan-87	107.23	31-Jan-96	193.04	31-Jan-05	250.91
27-Feb-87	106	29-Feb-96	196.45	28-Feb-05	269.04
31-Mar-87	107.87	29-Mar-96	201.72	31-Mar-05	276.15
30-Apr-87	115.54	30-Apr-96	209.92	29-Apr-05	267.03
29-May-87	116.74	31-May-96	210.32	31-May-05	264.15
30-Jun-87	116.95	28-Jun-96	208.8	30-Jun-05	268.09
31-Jul-87	119.23	31-Jul-96	205.26	26-Jul-05	270.29
31-Aug-87	117.97	30-Aug-96	212.64	31-Aug-05	276.75
30-Sep-87	118.36	30-Sep-96	209.55	30-Sep-05	289.08
30-Oct-87	119	31-Oct-96	204.28	31-Oct-05	285.12
30-Nov-87	124.75	29-Nov-96	211.48	30-Nov-05	289.17
31-Dec-87	124.41	31-Dec-96	210.35	21-Dec-05	299.14
29-Jan-88	124.46	31-Jan-97	212.8	31-Jan-06	317.12
29-Feb-88	121.18	28-Feb-97	217.12	28-Feb-06	307.27
31-Mar-88	127.08	31-Mar-97	221.21	31-Mar-06	314.7
29-Apr-88	128.08	30-Apr-97	224.26	28-Apr-06	328.56
31-May-88	134.02	30-May-97	227.67	31-May-06	328.29
30-Jun-88	138.37	30-Jun-97	220.61	30-Jun-06	329.34
29-Jul-88	132.59	31-Jul-97	224.71	31-Jul-06	333.17
31-Aug-88	132.63	29-Aug-97	226.65	31-Aug-06	330.53
30-Sep-88	128.43	30-Sep-97	227.92	29-Sep-06	313.11
31-Oct-88	134.88	31-Oct-97	227.01	31-Oct-06	323.58
30-Nov-88	139.34	28-Nov-97	224.59	30-Nov-06	342.86
30-Dec-88	144.35	31-Dec-97	219.56	29-Dec-06	331.29
31-Jan-89	141.62	31-Jan-98	224.1	31-Jan-07	330.62
28-Feb-89	144.01	27-Feb-98	217.32	28-Feb-07	342.83
31-Mar-89	145.51	31-Mar-98	218.08	30-Mar-07	341.39
28-Apr-89	146.19	30-Apr-98	215.22	30-Apr-07	335.77
31-May-89	142.61	29-May-98	207.33	31-May-07	339.705
30-Jun-89	146.79	30-Jun-98	203.41	29-Jun-07	339.29
31-Jul-89	142.6	31-Jul-98	195.17	31-Jul-07	349.84
31-Aug-89	144.06	31-Aug-98	183.2	31-Aug-07	339.34
29-Sep-89	144.97	30-Sep-98	188.69	28-Sep-07	367.75
31-Oct-89	144.75	30-Oct-98	188.01	31-Oct-07	373.06
30-Nov-89	147.55	30-Nov-98	180.37	30-Nov-07	368.91
29-Dec-89	150.98	31-Dec-98	174.47	31-Dec-07	388.29

XI.	The second paragraph following the heading “THE COMMODITY BROKER” on page 23 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
MS&Co. is a wholly-owned subsidiary of Morgan Stanley (“MS”), a Delaware holding company. MS files periodic reports with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, which include current descriptions of material litigation and material proceedings and investigations, if any, by governmental and/or regulatory agencies or self-regulatory organizations concerning MS and its subsidiaries, including MS&Co. As a consolidated subsidiary of MS, MS&Co. does not file its own periodic reports with the SEC that contain descriptions of material litigation, proceedings and investigations. As a result, we refer you to the following “Legal Proceedings” section of MS’s SEC 10-K filings for 2009, 2008, 2007, 2006, and 2005.
XII.	The following additional heading and paragraph are added immediately following the third paragraph under the heading “The Managing Owner” on page 29 of the Prospectus:
Greenhaven LLC
Greenhaven LLC, a limited liability company in the state of Georgia, is the sole owner of the Managing Owner, Greenhaven Commodity Services, LLC. Greenhaven LLC was formed in August 2005. GreenHaven LLC became a member of the Nation Futures Association on September 14, 2006, and registered as Commodity Trading Advisor on September 14, 2006 and became a listed principal of the Managing Owner on November 23, 2009.
XIII.
The disclosures relating to Ashmead Pringle and Thomas Fernandes in the Principals and Key Employees Section of the Prospectus on page 29 are hereby deleted and replaced, in their entirety, with the following:

Ashmead Pringle, 64, President
Mr. Pringle founded the Managing Owner and has served as the President since October of 2006. Since October 1984, Mr. Pringle founded and has acted as the President of Grain Service Corporation (GSC), a commodity research and trading company. Mr. Pringle became a registered Associated Person and listed Principal of the Managing Owner on November 15, 2006. He became a listed Principal of GreenHaven, LLC on November 15, 2006 and a registered Associated Person of GreenHaven, LLC on September 18, 2006. GreenHaven LLC is a Georgia LLC that focuses on the development of private and public commodity investments and which became registered as a CTA on September 14, 2006. Mr. Pringle became a listed Principal of Grain Service Corporation, Inc. on June 12, 1985 and a registered Associated Person of Grain Service Corporation, Inc. on October 31, 1985.
Thomas Fernandes, 36, Treasurer and Manager of Operations
Mr. Fernandes is the Chief Operations Officer of the Managing Owner and has held that position since October of 2006. From May 2005 to October 2006, Mr. Fernandes has worked as a commodity derivatives expert at GSC. Prior to joining GSC, Mr. Fernandes worked as an analyst at West Broadway Partners, an investment partnership, from March 2002 to April 2005. From March 2000 to March 2002, Mr. Fernandes was employed as a trader at Fleet Bank of Boston. Mr. Fernandes became a registered Associated Person and listed Principal of the Managing Owner on October 26, 2006. He became a listed Principal of GreenHaven, LLC on August 29, 2006 and an Associated Person of GreenHaven, LLC on September 14, 2006. He became an Associated Person of Grain Service Corporation, Inc. on June 8, 2005.
XIV.	The first paragraph under the heading “Organization and Offering Expenses” on page 39 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
Expenses incurred in connection with organizing the Fund and the Master Fund and the offering of the Shares for the Funds initial continuous offering period commencing on January 23, 2008 were paid by GreenHaven, LLC, a limited liability company organized in the State of Georgia, which is the sole member of the Managing Owner. On May 15, 2009, the Fund and Master Fund registered 21,000,000 units for issuance in connection with regulatory agencies. The Managing Owner has paid for these expenses in connection with this current prospectus. Neither GreenHaven, LLC nor the Managing Owner will be reimbursed in connection with the payment of the organizational and offering expenses. The Funds are not required to reimburse GreenHaven, LLC or its affiliates or the Company or its affiliates for any such costs incurred for any related period.

XV.	The paragraph immediately following the heading “Brokerage Commissions and Fees” on page 39 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
The Master Fund will pay to the Commodity Brokers all brokerage commissions, including applicable exchange fees, NFA fees, give-up fees, pit brokerage fees and other transaction related fees and expenses charged in connection with trading activities. On average, total charges paid to the Commodity Brokers are expected to be less than $20.00 per round-turn trade, although the Commodity Broker’s brokerage commissions and trading fees will be determined on a contract-by-contract basis. The Managing Owner does not expect brokerage commissions and fees to exceed 0.24% of the net asset value of the Master Fund in any year, although the actual amount of brokerage commissions and fees in any year may be greater. These estimates are based on the net asset value of $312,879,180 on September 29, 2010.
XVI.	The reference to the date “Sept 30, 2010” in the second paragraph under the heading “License Agreement” on page 43 of the Prospectus is hereby deleted and replaced with the date October 1, 2011.
XVII.	The fourth paragraph on page 63 of the Prospectus is hereby deleted and replaced, in its entirety, with the following:
Pursuant to the Marketing Agreement, the Marketing Agent will be paid the following fees out of the Management Fee of the Master Fund in an amount of (i) 0.15% per annum on the first $1 billion of the average amount of daily net assets of the Master Fund during each calendar year, or Total Net Assets; (ii) 0.125% on the next $1.5 billion in Total Net Assets (i.e., the amount of Total Net Assets above $1 billion but below $2.5 billion); (iii) 0.10% on assets in excess of $2.5 billion. The maximum compensation the Marketing Agent may receive under that Agreement as a result of this offering is estimated to be $3,440,773, which includes $3,263,773 (fees) and $177,000 (expenses).
XVIII.
The Statement of Additional Information Section of the Prospectus on page 98 of the Prospectus is hereby deleted and replaced, in its entirety, with the following to reflect the current Date as required by the National Futures Association annual review of the funds’ disclosure document:

STATEMENT OF ADDITIONAL INFORMATION
September 30, 2010
GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
Shares of Beneficial Interest
This is a speculative investment which involves the risk of loss. Past performance is not necessarily indicative of future results. See “The Risks You Face” beginning at page 1 in Part One.
THIS PROSPECTUS IS IN TWO PARTS: A DISCLOSURE DOCUMENT AND A STATEMENT OF ADDITIONAL INFORMATION. THESE PARTS ARE BOUND TOGETHER, AND BOTH CONTAIN IMPORTANT INFORMATION
For information on how to obtain a Disclosure Document, please see page iii above.
GreenHaven Commodity Services LLC
Managing Owner